UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Universal Security Instruments, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

913821302

(CUSIP Number)

Milton C, Ault III

DPW Holdings, Inc.

201 Shipyard Way, Suite E

Newport Beach, CA 92663

(949) 444-5464

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 11, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 913821302

1	NAME OF REPORTING PERSONS DPW Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 228,967
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 228,967
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 228,967
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON CO

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CUSIP No. 913821302

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”) on December 10, 2020 (the “Schedule 13C”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Reporting Person were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). On January 11, 2021 the transaction contemplated by the Securities Purchase Agreement (as previously defined and described in Item 3 of the Schedule 13D) closed, pursuant to which the Reporting Person purchased the 228,967 Shares (as previously defined and described in Item 1 of the Schedule 13D) reported owned herein for a price of $709,797.70.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As set forth in Item 3 above, the transaction contemplated by the Securities Purchase Agreement closed on January 11, 2021.

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CUSIP No. 913821302

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:     January 12, 2021

DPW HOLDINGS, INC.

By:	/s/ Milton C. Ault III
Milton C. Ault III Chief Executive Officer

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